FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2016_______________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & retirement PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETirement PLAN

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, MN

We have audited the accompanying statements of net assets available for benefits of H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the H.B. Fuller Company 401(k) & Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 27, 2017

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value
Mutual Funds	$198,062,986	$180,637,531
H.B. Fuller Company Stock Fund	46,661,948	48,839,185
Money Market Funds	31,496,431	26,627,661
Total investments	276,221,365	256,104,377

Notes receivable from participants	3,846,254	3,858,087
Employer contributions receivable	215,340	182,779
Total assets	280,282,959	260,145,243

Net assets available for benefits	$280,282,959	$260,145,243

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Additions:
Contributions:
Participant contributions	$10,369,619
Employer contributions	9,222,782
Rollover contributions	1,118,384
Total contributions	20,710,785
Investment income:
Interest	78,462
Dividends	6,431,055
Net appreciation in fair value of investments	23,979,475
Other income	43,222
Total investment income	30,532,214
Interest income on notes receivable from participants	128,160
Total additions	51,371,159

Deductions:
Participant distributions and withdrawals	(31,038,732)
Administrative expense	(194,711)
Total deductions	(31,233,443)

Net increase in net assets available for benefits	20,137,716

Net assets available for benefits:
Beginning of year	260,145,243
End of year	$280,282,959

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Trustee

The trustee for the Plan is Empower Retirement, N.A. (“the Trustee”).

(c)	Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $18,000 for 2016. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan.  The additional amount these participants may contribute during 2016 is $6,000.  Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A non-elective retirement contribution of $5,453,515 was made during 2016.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant may elect a distribution, which will be paid in a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65 (normal retirement age as defined in the Plan), disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (3.75 percent and 3.50 percent at December 31, 2016 and 2015, respectively). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2016 had interest rates ranging from 3.25 percent to 9.25 percent and mature at various dates through 2031 and as of December 31, 2015 interest rates ranging from 3.25 percent to 9.5 percent. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future Employer contributions. Unused forfeitures at December 31, 2016 and 2015 were $522,227 and $249,586, respectively. Forfeitures of $182,800 were used to reduce Employer contributions for the year ended December 31, 2016.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2016, the plan was amended to allow the prior service of an employee that leaves the Company and is hired back to be taken into account when determining the vesting of an account subject to certain requirements; clarifies that for military service a participant receives company match based on imputed elected deferrals and amends its rules for withdrawals to no longer require the amount of a withdrawal to be at least $200.

Effective January 1, 2017, the plan was amended to allow participants to transfer an eligible Roth 401(k) or 403(b) roll over distribution from a qualified or eligible plan; to allow for an annual or semi-annual distribution and to prohibit an employee from requesting a refund of default elective deferrals as a result of the auto-enrollment process.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2016 and 2015, approximately 17 percent and 19 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded at December 31, 2016 and 2015.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income or paid outside the Plan.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(k)	Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient (“ASU 2015-12”). Part I of this update requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate.  Additionally, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of this update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted.  The amendments within Parts I and II require retrospective application; whereas, the amendments within Part III should be applied prospectively.  Management has adopted the provisions of this new standard and accordingly, the provisions were retrospectively applied.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient thus eliminating the diversity that currently exists in the disclosure of these assets. ASU 2015-07 is effective for Plan years beginning after December 15, 2015 with early adoption permitted. Management has adopted the provisions of this new standard and accordingly, the provisions were retrospectively applied.

(3)	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2016 and 2015:

	2016	2015

H.B. Fuller Company Stock Fund*	$46,661,948	$48,839,185
Vanguard Institutional Index	35,485,382	31,974,715
Vanguard Federal Money Market	31,496,431	-
Vanguard Prime Money Market	-	26,627,661

* Indicates a party-in-interest investment

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated April 23, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator restated the Plan and filed for a new determination request with the IRS in January 2016. The Company has not received a new determination letter from the IRS however, in response to our request they have recently received a request for additional information from the IRS for which they are in the process of responding. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of H.B. Fuller Company Stock for the year ended December 31, 2016 amounted to $6,413,573 and $18,542,336, respectively. The fair value of H.B. Fuller Company Stock was $46,661,948 and $48,839,185 as of December 31, 2016 and 2015, respectively. The number of shares of H.B. Fuller Company Stock was 965,743 shares at an average share price of $48.32 and 1,335,967 shares at an average share price of $36.56 as of December 31, 2016 and 2015, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $3,846,254 and $3,858,087 as of December 31, 2016 and 2015, respectively.

Certain Plan investments are managed by Empower Retirement. Empower Retirement is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(6)	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Money market funds consist of investments in short-term securities and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2016:

Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$198,062,986	$198,062,986	$-	$-
H.B. Fuller Company Stock Fund	46,661,948	46,661,948	-	-
Money Market Fund	31,496,431	31,496,431	-	-
Total Investments at fair value	$276,221,365	$276,221,365	$-	$-

As of December 31, 2015:

Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$180,637,531	$180,637,531	$-	$-
H.B. Fuller Company Stock Fund	48,839,185	48,839,185	-	-
Money Market Fund	26,627,661	26,627,661	-	-
Total Investments at fair value	$256,104,377	$256,104,377	$-	$-

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(7)	Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i --Schedule of Assets (Held at End of Year)

December 31, 2016

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	965,743	**	$46,661,948
	American Beacon Large Cap Value Fund	Mutual Fund	331,088	**	9,124,786
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	399,339	**	9,588,138
	Dodge & Cox International Stock Fund	Mutual Fund	262,928	**	10,017,551
	Harbor Capital Appreciation Fund	Mutual Fund	269,071	**	15,242,870
	PIMCO All Asset Fund	Mutual Fund	205,874	**	2,295,490
	PIMCO Total Return Bond Fund	Mutual Fund	1,282,506	**	12,863,536
	Stephens Small Cap Growth Fund	Mutual Fund	530,661	**	8,734,683
	Vanguard Institutional Index Fund	Mutual Fund	174,093	**	35,485,382
	Vanguard Mid-Cap Index Fund	Mutual Fund	574,845	**	20,688,679
	Vanguard Federal Money Market	Money Market Fund	31,496,431	**	31,496,431
	Vanguard Target Retirement 2010 Fund	Mutual Fund	62,662	**	1,587,848
	Vanguard Target Retirement 2015 Fund	Mutual Fund	242,651	**	3,520,861
	Vanguard Target Retirement 2020 Fund	Mutual Fund	486,441	**	13,746,825
	Vanguard Target Retirement 2025 Fund	Mutual Fund	810,400	**	13,250,036
	Vanguard Target Retirement 2030 Fund	Mutual Fund	373,628	**	10,909,925
	Vanguard Target Retirement 2035 Fund	Mutual Fund	527,865	**	9,364,333
	Vanguard Target Retirement 2040 Fund	Mutual Fund	139,821	**	4,223,981
	Vanguard Target Retirement 2045 Fund	Mutual Fund	231,640	**	4,375,689
	Vanguard Target Retirement 2050 Fund	Mutual Fund	114,421	**	3,477,254
	Vanguard Target Retirement 2055 Fund	Mutual Fund	61,059	**	2,009,439
	Vanguard Target Retirement 2060 Fund	Mutual Fund	11,217	**	325,730
	Vanguard Target Retirement Fund	Mutual Fund	112,224	**	1,437,585
	William Blair Instit. Int'l Growth Fund	Mutual Fund	398,101	**	5,792,365
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.25%, due at various dates through 2031		$—	3,846,254

		Total investments			$280,067,619

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 27, 2017	By: /s/ Dawn R. Bergien-Skarbalus_________ (Leader, North America Benefits, on behalf of James J. Owens, Plan administrator)